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                 August 5, 2021

       Tomer Bar-Zeev
       Chief Executive Officer
       ironSource Ltd.
       121 Menachem Begin Street
       Tel Aviv 6701203, Israel

                                                        Re: ironSource Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed July 28, 2021
                                                            File No. 333-258223

       Dear Mr. Bar-Zeev:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Michael J. Rosenberg,
Esq.